SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

CVSL Inc.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

12665T 10 7

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tamala L. Longaberger

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 32,500,000 (1)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 32,500,000 (1)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,500,000 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.7% (2)

(14)	Type of Reporting Person IN

(1) On March 15, 2013, CVSL Inc. (the “Issuer”) issued to The Tamala L. Longaberger Revocable Trust (the “Trust”), of which Tamala L. Longaberger is the sole trustee and sole beneficiary, a Convertible Subordinated Promissory Note in the original principal amount of $6,500,000 (the “Note”), in exchange for The Trust’s transfer to the Issuer of certain shares of capital stock of The Longaberger Company.  The Note was convertible mandatorily into 32,500,000 shares of common stock of the Issuer (“Common Stock”) when the Issuer’s Articles of Incorporation (the “Articles”) were amended, by action of its directors and shareholders, to authorize for issuance the number of shares of Common Stock sufficient to effect such conversion in full and the Issuer effecting such conversion.  By amendment to the Articles effective May 30, 2013, the number of authorized shares of Common Stock was increased to a number sufficient to effect such conversion in full, and on June 14, 2013, the Issuer effected the full conversion of the Note by notice to the Trust (the “Conversion”).

(2) The reported percentage is based on the Issuer having 487,712,326 shares of issued and outstanding Common Stock, which reflects the contribution to the Issuer of 32,500,000 shares of Common Stock by Rochon Capital Partners, Ltd. on June 18, 2013 (the “RCP Contribution”).  Before the RCP Contribution was made, the shares held by the Trust represented 6.7% of the 520,212,326 shares of Common Stock issued and outstanding as of the time of the Conversion.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

Item 2.	Identity and Background.

(a)           This statement is filed on behalf of Tamala L. Longaberger (the “Reporting Person”), in her capacity as the sole trustee of The Tamala L. Longaberger Revocable Trust (the “Trust”), of which the Reporting Person is the sole beneficiary.

(b)           The business address of the Reporting Person is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

(c)           The Reporting Person is the President and Chief Executive Officer of The Longaberger Company (“TLC”) and is a director of the Issuer.  TLC is the maker of handcrafted wooden baskets as well as a seller of a wide range of home and lifestyle merchandise, such as pottery, tabletop and kitchen items, wrought iron and other home décor products.  The business address of TLC is 1500 East Main Street, Newark, Ohio  43055.

(d) and (e)             The Reporting Person during the last five years (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 15, 2013, the Issuer issued to the Trust a Convertible Subordinated Promissory Note in the original principal amount of $6,500,000, bearing interest at 4% annually (the “Note”), in connection with the Trust’s transfer to the Issuer of certain shares of capital stock of TLC, representing 51.7% of all issued and outstanding capital stock of TLC, pursuant to that certain Purchase Agreement, dated March 15, 2013, by and among the Issuer, TLC, the Reporting Person, individually and as trustee under the Trust, and certain other parties.  The Note provided that all unpaid principal, and all accrued and unpaid interest, thereunder converted into 32,500,000 shares of Common Stock mandatorily upon the Issuer, by action of its board of directors and shareholders, authorizing for issuance a number of shares of Common Stock sufficient to effect such conversion in full and the Issuer effecting such conversion.  By amendment to the Issuer’s Articles of Incorporation effective May 30, 2013, the number of authorized shares of Common Stock was increased to a number sufficient to effect such conversion in full, and, on June 14, 2013, the Issuer effected the full conversion of the Note (the “Conversion”) by notice to the Trust (the “Notice”).

Item 4.	Purpose of Transaction.

Except as otherwise described in this Item 4, the Reporting Person does not currently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, and other factors.  Accordingly, the Reporting Person reserves the right to change her plans and intentions at any time, as she deems appropriate.  In particular, the Reporting Person, acting individually or through the Trust, and the Reporting Person’s affiliates, may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer Common Stock directly or beneficially owned by them, as applicable, from time to time in public or private transactions.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Issuer’s securities by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such acts or other applicable law.

Item 5.	Interest in Securities of the Issuer.
The information set forth in Items 3 and 4 of this statement is hereby incorporated by reference.

There were 487,712,326 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2013.  The 32,500,000 shares of Common Stock issued to the Trust in connection with the Conversion (the “Shares”) caused the number of outstanding shares of Common Stock to increase to 520,212,326 shares.  On June 18, 2013, Rochon Capital Partners, Ltd. (“RCP”) contributed to the Issuer 32,500,000 shares of Common Stock (the “RCP Contribution”), causing there to be 487,712,326 shares of Common Stock outstanding.

(a)       The Reporting Person, in her capacity as trustee of the Trust, may be deemed the beneficial owner of the Shares, which represent 6.7% of the issued and outstanding Common Stock after giving effect to the RCP Contribution (and represented 6.2% of the issued and outstanding Common Stock, as of the date of the Conversion, before the RCP Contribution).

(b)        The Reporting Person, in her capacity as trustee of the Trust, possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the Shares.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth Items 3, 4 and 5 of this statement is hereby incorporated by reference.

The Trust is party to a Lock-Up Agreement, dated June 14, 2013, in favor of the Issuer (the “Lock-Up Agreement”), by which the Trust agreed not to transfer the Shares without the prior written consent of the Issuer until June 14, 2019 (the “Lock-Up Period”).  The Lock-Up Agreement also provides that, commencing June 14, 2014, the Reporting Person may, during each full calendar month of the then remaining portion of the Lock-Up Period, sell, assign, transfer, deliver or otherwise dispose of up to (but not more than) 100,000 of the Lock-Up Shares if, and only if, the market capitalization of the Issuer is at least an average of $500,000,000 during the 20 consecutive trading days ended immediately before the first day of each such calendar month.

The Trust executed a joinder to a Registration Rights Agreement, dated September 25, 2012, by and between the Issuer and RCP (the “Registration Rights Agreement”), and thereby became a party to the Registration Rights Agreement.  Under the Registration Rights Agreement, the holders of at least 25% of the shares of Common Stock subject to the Registration Rights Agreement may request registration on Form S-1 under the Securities Act.  The Registration Rights Agreement also provides holders of such Common Stock “piggy-back” registration rights to participate in other registered offerings of the Issuer’s capital stock, subject to certain limitations.

Pursuant to a Voting Agreement, dated March 18, 2013, among the Trust, RCP, and the Issuer, and an irrevocable proxy executed by the Trust as of the same date, the Trust granted RCP the right to vote the Shares until March 18, 2018.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1

Convertible Subordinated Unsecured Promissory Note, dated March 15, 2013, in the original principal amount of $6,500,000, issued by the Issuer to the Trust (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on March 20, 2013).

Exhibit 2

Purchase Agreement, dated March 15, 2013, by and among the Issuer, TLC, TMRCL Holding Company, TMRCL Holding LLC and The Longaberger Company Canada (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on March 20, 2013).

Exhibit 3

Registration Rights Agreement, dated September 25, 2012, by and between the Issuer and RCP (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2012), and the Joinder Agreement, dated as of June 14, 2013, by which the Trust became a party to such agreement.

Exhibit 4	Voting Agreement, dated March 18, 2013, by and among the Trust, RCP and the Issuer.

Exhibit 5	Irrevocable Proxy, dated March 18, 2013, executed by the Trust in favor of RCP.

Exhibit 6	Lock-Up Agreement, dated June 14, 2013, between the Issuer and the Trust.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2013	/s/ Tamala L. Longaberger
Tamala L. Longaberger, in her capacity as the sole trustee of The Tamala L. Longaberger Revocable Trust